UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 5)*

Restoration Hardware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760981100

(CUSIP Number)

Glenn J. Krevlin Glenhill Advisors, LLC 598 Madison Avenue, 12th Floor New York, New York 10022 (646) 432-0600

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
-with a copy to-
Clifford E. Neimeth, Esq.
Greenberg Traurig, LLP
The MetLife Building
200 Park Avenue
New York, NY 10166
(212) 801-9200

November 8, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 760981100

1	NAME OF REPORTING PERSONS Glenn J. Krevlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,991,471
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,991,471
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,991,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

SCHEDULE 13D

CUSIP No. 760981100

1	NAME OF REPORTING PERSONS Glenhill Advisors, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,991,471
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,991,471
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,991,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.9%
14	TYPE OF REPORTING PERSON (See Instructions) HC

SCHEDULE 13D

CUSIP No. 760981100

1	NAME OF REPORTING PERSONS Glenhill Capital LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,244,179
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,244,179
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,244,179
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 760981100

1	NAME OF REPORTING PERSONS Glenhill Capital Overseas Master Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,388,354
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,388,354
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,388,354
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 760981100

1	NAME OF REPORTING PERSONS Glenhill Concentrated Long Master Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,298,100
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,298,100
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,298,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

          This Amendment No. 5 relates to and amends the Statement of Beneficial Ownership on Schedule 13D of Glenn J. Krevlin, a citizen of the United States (“Krevlin”), Glenhill Advisors, LLC, a Delaware limited liability company (“Glenhill Advisors”), Glenhill Capital LP, a Delaware limited partnership (“Glenhill Capital”), Glenhill Capital Overseas Master Fund, LP, a Cayman Islands limited partnership (“Glenhill Overseas”), and Glenhill Concentrated Long Master Fund, LLC, a Delaware limited liability company (“Glenhill Concentrated” and, collectively with Krevlin, Glenhill Advisors, Glenhill Capital and Glenhill Overseas, the “Reporting Persons”), initially filed with the Securities and Exchange Commission (the “SEC”) on April 2, 2001 (as amended by Amendments 1, 2, 3 and 4 heretofore filed with the SEC, the “Schedule 13D”), with respect to the Common Stock, par value $0.0001 (the “Common Stock”), of Restoration Hardware, Inc., a Delaware corporation (the “Issuer”).

          Items 4, 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

          Item 4 of the Schedule 13D is hereby amended to add the following:

          On November 8, 2007, in connection with the transactions contemplated by the Agreement and Plan of Merger dated as of November 8, 2007 (the “Merger Agreement”), among Home Holdings, LLC, a Delaware limited liability company (“Parent”), Home Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer, each of Krevlin, Glenhill Capital, Glenhill Overseas and Glenhill Concentrated executed a Stockholder Voting Agreement dated as of November 8, 2007, with the Issuer (each, a “Stockholder Voting Agreement”), and each of Glenhill Capital and Glenhill Overseas executed an Equity Rollover Agreement dated November 8, 2007, with Parent (each, an “Equity Rollover Agreement”).

          A copy of each of the Stockholder Voting Agreements with Krevlin, Glenhill Capital, Glenhill Overseas and Glenhill Concentrated, and a copy of each of the Equity Rollover Agreements with Glenhill Capital and Glenhill Overseas is filed herewith as Exhibits 1, 2, 3, 4, 5 and 6, respectively, and is incorporated in this Item 4 in its entirety.

          Except as expressly set forth above, the Reporting Persons have no present plans, proposals, commitments, arrangements or understandings with respect to any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Item 6 of the Schedule 13D is hereby amended to add the following:

          On November 8, 2007, in connection with the transactions contemplated by the Merger Agreement among Parent, Merger Sub and the Issuer, each of Krevlin, Glenhill Capital, Glenhill Overseas and Glenhill Concentrated executed a Stockholder Voting Agreement, and each of Glenhill Capital and Glenhill Overseas executed an Equity Rollover Agreement.

          A copy of each of the Stockholder Voting Agreements with Krevlin, Glenhill Capital, Glenhill Overseas and Glenhill Concentrated, and a copy of each of the Equity Rollover Agreements with Glenhill Capital and Glenhill Overseas is filed herewith as Exhibits 1, 2, 3, 4, 5 and 6, respectively, and is incorporated in this Item 6 in its entirety.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Stockholder Voting Agreement dated as of November 8, 2007, by and between the Issuer and Krevlin.

Exhibit 99.2	Stockholder Voting Agreement dated as of November 8, 2007, by and between the Issuer and Glenhill Capital.

Exhibit 99.3	Stockholder Voting Agreement dated as of November 8, 2007, by and between the Issuer and Glenhill Overseas.

Exhibit 99.4	Stockholder Voting Agreement dated as of November 8, 2007, by and between the Issuer and Glenhill Concentrated.

Exhibit 99.5	Equity Rollover Agreement dated November 8, 2007, by and between Parent and Glenhill Capital.

Exhibit 99.6	Equity Rollover Agreement dated November 8, 2007, by and between Parent and Glenhill Overseas.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: November 8, 2007

/s/ Glenn J. Krevlin

GLENN J. KREVLIN

GLENHILL ADVISORS, LLC

By:	/s/ Glenn J. Krevlin

Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL LP

By: Glenhill Capital Management, LLC, its General Partner

By: Glenhill Advisors, LLC, its Managing Member

	By:		/s/ Glenn J. Krevlin

Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

By: Glenhill Capital Overseas GP, Ltd., its General Partner

By: Glenhill Capital Management, LLC, its Sole Shareholder

By: Glenhill Advisors, LLC, its Managing Member

		By:	/s/ Glenn J. Krevlin

Name: Glenn J. Krevlin
Title: Managing Member

GLENHILL CONCENTRATED LONG MASTER FUND, LLC

By: Glenhill Capital Management, LLC, its Managing Member

By: Glenhill Advisors, LLC, its Managing Member

	By:		/s/ Glenn J. Krevlin

Name: Glenn J. Krevlin
Title: Managing Member